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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Schedule 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.    )*

                             Cummins Engine
                              (Name of Issuer)

                      $2.50 Par Value Common Stock
                       (Title of Class of Securities)

                                  231021106
                               (CUSIP Number)

Check the following space if a fee is being paid with this statement (X).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the discloures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         CUSIP NO.                231021106

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON
                      Woodbridge Capital Management, Inc. 38-2390694

    2    CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Michigan

           NUMBER OF     5   SOLE VOTING POWER

            SHARES               3,200,000

         BENEFICIALLY    6   SHARED VOTING POWER

           OWNED BY                      0

             EACH        7   SOLE DISPOSITIVE POWER

           REPORTING             3,200,000

            PERSON       8   SHARED DISPOSITIVE POWER

             WITH                        0

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 3,200,000

   10    CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
         (  )

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      8.60%

   12    TYPE OF REPORTING
                                           IA

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                              SCHEDULE 13G
              Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement:  (X)

Item 1(a) Name of Issuer:           Cummins Engine

Item 1(b) Address of Issuer's Principal Executive Offices:
         500 Jackson Street
         Columbus, OH 47201

Item 2(a) Name of Person Filing:
         Woodbridge Capital Management, Inc.

Item 2(b) Address of Principal Business Officer or, if none, Residence:
          100 Renaissance Center, 8th Floor
          Detroit, MI 48243

Item 2(c) Citizenship:       Michigan

Item 2(d) Title of Class of Securities:
         $2.50 Par Value Common Stock

Item 2(e) Cusip Number:                  231021106

Item 3 This statement is filed in pursant to Rules 13d-1(b), or 13d-2(b).

         Woodbridge Capital Management, Inc. is an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 4    Ownership:
      (a) Amount Beneficially Owned:                                 3,200,000
      (b) Percent of Class:                                               8.60%
      (c) Number of shares as to which such person has:
(i)  sole power to vote or direct the vote:                          3,200,000
(ii) shared power to vote or direct the vote:                                0
(iii)sole power to dispose or direct the disposition of:             3,200,000
(iv) shared power to dispose or direct the disposition of:                   0

         Woodbridge Capital Management, Inc. ("Woodbridge") is the investment manager of an account established pursuant to the Tenneco Inc. General Employee Benefit Trust (the "GEBT") which is, as of December 31, 1993, the record holder and beneficial owner of 3,200,000 shares of Common Stock, par value $2.50 per share, or the Issuer (the "Common Stock").

Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
         securities, check the following:  (     )

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Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:

         Pursuant to an Investment Management Agreement dated as of December 29, 1993, between Tenneco Inc. ("Tenneco"), the
         Investment Committee of the GEBT (the "Committee") and
         Woodbridge, Woodbridge as an independent fiduciary representing the interests of the GBET, will exercise the voting and other priviledges applicable to shareholders of the Common Stock, subject to Tenneco's agreement with the Issuer that the shares of Common Stock owned by the GEBT be voted for the election of all nominees included in the Issuer's slate for directors at each shareholders' meeting of the Issuer. Further, Woodbridge will exercise the GBET's right to designate a person for election to the Issuer's Board of Directors pursuant to the direction of the Committee (subject to its rights to decline to designate any person whom the Committee directs it to designate if it determines that the exercise of its fiduciary duty under the Employee Retirement Income Security Act of 1974 requires it so to decline).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
         Holding Co:

Item 8   Identification and Classification of Members of the Group:


Item 9   Notice of Dissolution of Group:


Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10-Feb-94
Date

Woodbridge Capital Management, Inc.



By:    Charles W. Brown
          Director of Institutional Equity Management